Exhibit 99.1

OKYO Pharma Announces Start of Phase 2 Clinical Trial to Treat Patients with Neuropathic Corneal Pain

●	Neuropathic corneal pain (NCP) is listed in the National Organization for Rare Disorders (NORD) as an orphan disease
●	OKYO is the first company to have an IND application granted by the FDA for NCP
●	The Phase 2 trial is designed as a randomized, placebo-controlled, double-masked study to treat 48 NCP patients
●	OK-101 demonstrated statistically significant pain relief in a recently completed Phase 2 trial of dry eye disease

London and New York, NY, October 16, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a billion-dollar market, and for neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, announced today that screening and recruitment of patients has started for a Phase 2 trial of OK-101 to treat NCP. The Phase 2 study is designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients. A total of 48 patients are planned to enroll for the study, with NCP disease confirmed via confocal microscopy. The primary endpoint of this study is to measure pain relief using Visual Analog Scale (VAS) scale.

Neuropathic corneal pain (NCP) is an unmet medical need for which there are no commercially approved treatments available. NCP is a condition that causes pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, or debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion.

OK-101 recently demonstrated favorable safety and tolerability in a Phase 2 trial of dry eye patients along with statistically significant improvements in dry eye symptoms such as stinging/burning and ocular pain, which are also hallmarks of NCP. OK-101 was also shown in a cutting-edge mouse model of NCP to significantly reduce neuropathic corneal pain.

The OK-101 trial is designed as a single-center trial and is being led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. An ophthalmologist and a clinician-scientist, Dr. Hamrah is a leading expert in NCP and co-inventor on the OK-101 patent. He is also a member of OKYO’s Scientific Advisory Board.

“I am looking forward to rigorously evaluating OK-101’s potential in treating pain symptoms in patients suffering from neuropathic corneal pain,” said Dr. Hamrah. “We have designed an effective protocol to test our hypothesis in this patient population after productive FDA interactions and we will be closely overseeing the conduct of this trial at Tufts Medical Center.”

“The initiation of this trial of topically applied OK-101 to treat NCP marks a significant step forward for the company as we have been laser focused on moving this drug candidate into a clinical trial to treat NCP over the last 12 months,” said Gary S. Jacob, Ph.D., CEO of OKYO Pharma. “Importantly, this clinical study is a follow-on to the completion of a 240-patient trial of OK-101 in dry eye disease patients, and the results from that trial showed statistical significance in reducing ocular pain. The drug has also been shown in pre-clinical studies to have potent anti-inflammatory and neuropathic corneal pain reducing activities in animal models, and we are eager to evaluate its potential benefits in patients with NCP.”

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat DED.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 trial of OK-101 to treat DED patients, OKYO is also evaluating OK-101 to treat NCP patients with the just announced opening of a Phase 2 trial to treat the debilitating conditions of NCP. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2024. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379